Exhibit 99.1

NextSource Materials Announces Initiation of Civil Works and Shipment of Buildings to the Molo Graphite Mine Site in Madagascar and Filing of Updated PEA

TORONTO, ON / April 28, 2022 / NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) ("NextSource" or the "Company") is pleased to announce that its construction team is now setup at the Molo Graphite Mine site in Madagascar and civil and earthworks have been initiated in preparation for the delivery and installation of the processing plant. The offsite fabrication and construction of the auxiliary buildings and structures has also been completed and these are in the process of being delivered to the mine site.

President and CEO, Craig Scherba commented,

"With the mobilization of construction crews to the mine site and initiation of civils and earthworks, we have reached yet another key milestone towards commissioning of the Molo Graphite mine later this year."

Work crews have begun civil construction and earthworks, utilizing heavy construction equipment to prepare the ground for the delivery and installation of the processing plant and auxiliary buildings. The work will involve:

●    site stripping and leveling

●    laying of foundations for buildings and structures

●    excavation for utility installation

●    road remediation

The Phase 1 processing plant was designed and built using an all-modular approach and is capable of processing 240,000 tpa of ore and producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate. On February 28, 2022, the Company announced the processing plant, which was fully assembled at an offshore facility and had successfully passed factory acceptance testing and final verification, had been dismantled, packaged, and is ready to be shipped to the mine site. The processing plant is expected to be delivered to the mine site in Q2 2022, followed by installation and commissioning in Q3 2022.

The following auxiliary buildings and structures are expected to be delivered and installed at the mine site during Q2 2022:

●    Accommodation camp

●    Water treatment plant

●    Sewage treatment plant

●    Plant offices

●    Plant workshop

●    Testing laboratory

●    Plant ablutions

●    Change house

Once Phase 1 of the Molo Graphite Mine is completed and commissioned as expected in Q3 2022, it will become one of the few operating graphite mines outside of China.

UPDATED PHASE 2 PEA TECHNICAL STUDY

The Company announces updated results for the Phase 2 Preliminary Economic Assessment (the "PEA") for an enhanced Phase 2 expansion of its 100%-owned Molo Graphite Mine Project. The original results were press released on February 28, 2022.

The PEA considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum ("tpa") of graphite concentrate over a 26-year life of mine ("LOM"). The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.

1

The PEA was updated to reflect changes to the processing plant power cost assumptions involving the consumption of diesel fuel. The PEA estimated that Phase 2 capital costs will be US$155.8 million (no changes) resulting in a pre-tax NPV utilizing an 8% discount rate of US$904.8 million (previously US$929.6 million) and a pre-tax IRR of 40.4% (previously 41.1%), the details of which are set out in the PEA. The original press release stated an incorrect average stripping ratio, which is corrected in the table below with no impact on the PEA results.

The following is a summary of the economic and operational highlights in the updated PEA that considers the increase in the power cost assumptions, as compared to the previously released results, and which supersedes the previously released results:

	Phase 2 PEA	Previous Results
Economic Highlights
Pre-tax Net Present Value ("NPV") (8% discount rate) (1)(2)(4)(8)	US$904.8 million	US$929.6 million
Post-tax NPV (8% discount rate) (1)(2)(3)(4)(8)	US$593.0 million	US$612.6 million
Pre-tax Internal Rate of Return ("IRR") (1)(2)(4)(8)	40.4%	41.1%
Post-tax IRR (1)(2)(3)(4)(8)	31.4%	32.0%
Life of Mine ("LoM")	26 years	26 years
Pre-tax payback (1)(2)(4)(8)	3.18 years	3.10 years
Post-tax payback (1)(2)(3)(4)(8)	3.74 years	3.70 years
Capital costs ("CAPEX") including contingency of $31.96 million (2)	US$155.8 million	US$155.8 million
Operational Highlights
Graphite concentrate sale price (US$ per tonne of concentrate) (8)	US$1,230.50	US$1,230.50
Average operating costs FOB ("Opex") (US$ per tonne of concentrate following ramp-up)(7)	US$495.62	US$479.03
Average annual production of concentrate (5)(6)	150,000 tpa	150,000 tpa
Average ore mined per annum over LoM	2,532,345 tpa	2,532,345 tpa
Average head grade	6.16%	6.16%
Concentrate purity (Cg) of finished product	97%	97%
Average stripping ratio	0.53:1	0.8:1
Average carbon recovery	88.30%	88.30%

(1) Assumes Project is financed with 100% equity.

(2) Capex includes process equipment, civil and infrastructure, mining, buildings, electrical infrastructure, project and construction services.

(3) Assumes 2% government gross revenue royalty, 3% Vision Blue gross revenue royalty, 1.5% NSR royalty and corporate tax rate of 20%.

(4) Assumes no inflationary adjustments in sales price, or operating costs.

2

(5) Assumes all mineralized material from the Company's 2019 Feasibility Study, including ore from the Measured, Indicated and Inferred Mineral Resource categories, are sent to the treatment plant.

(6) Assumes a cut-off grade of 4.5% carbon has been applied, with all material below this cut-off grade treated as waste.

(7) Assumes all concentrate will be sold on a FOB basis at the Port of Ehoala, Madagascar.

(8) Based on current market prices provided by UK-based commodity price reporting agencies Benchmark Minerals Intelligence and fast markets.

Breakdown	Phase 2 PEA	Previous Results
Mining cost (US$ per tonne)	US$145.88	US$145.88
Processing cost (US$ per tonne)	US$206.75	US$190.15
Transport cost (US$ per tonne) (1)	US$133.00	US$133.00
General and admin cost (US$ per tonne)	US$10.00	US$10.00
Total operating costs	US$495.62	US$479.03

(1) Assumes all concentrate will be sold on a FOB basis at the Port of Ehoala, Madagascar.

The PEA has been filed and is now available on SEDAR (www.sedar.com) and is also available on NextSource's website at www.nextsourcematerials.com. The PEA was prepared by Erudite Strategies (Pty) Ltd. ("Erudite") of South Africa, an independent engineering and consulting firm specializing in the mining and processing of commodities and battery materials.

The Company cautions that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability and there is no certainty that the PEA will be realized.

INITIATION OF PHASE 2 FEASIBILITY STUDY

The Company announces the initiation of a front-end engineering design (FEED) study and Feasibility Study for the proposed Phase 2 expansion of 150,000 tpa of graphite concentrate that was considered in the PEA. The Feasibility Study is expected to be completed by the end of 2022. Upon completion, the Company will analyze the results of the Feasibility Study prior to making a construction decision.

QUALIFIED PERSONS

The PEA was prepared in accordance with National Instrument 43-101 standards by Mr. Johann de Bruin, Pr.Eng, of Erudite Strategies (Pty) Ltd. Please refer to the PEA titled "Molo Phase 2 Preliminary Economic Assessment" dated April 27, 2022 filed on the Company's profile at  ww.SEDAR.com.

Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

3

The Company's Molo graphite project in Madagascar is one of the largest known and highest-quality graphite deposits globally, and the only one with SuperFlake® graphite. Construction of Phase 1 of the Molo Project is underway, with commissioning expected in Q3, 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol "NEXT" and on the OTCQB under the symbol "NSRCF".

Safe Harbour: This press release contains statements that may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "potential", "possible" and other similar words, or statements that certain events or conditions "may", "will", "could", or "should" occur. Forward-looking statements include any statements regarding, among others, timing of on-site construction including completion of the civil and earthworks, timing of the delivery of the processing plant and installation thereof, delivery and installation of the auxiliary buildings and structures, shipping of all plant infrastructure to site, all re-assembly and commissioning of the Molo Project, initiation of a Feasibility Study and timing of its completion, production capacity, NPV, IRR and life of mine of the Molo mine, timing of the FEED Study and Feasibility Study, as well as the Company's intent on becoming a fully integrated global supplier of critical battery and technology materials. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether because of new information, future events or otherwise, except as may be required by applicable securities laws. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.

4